UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza

40-44, rue Washington

75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

PGE French Facility

On May 13, 2020, Constellium International S.A.S. (the “French Borrower”) entered into a term facility agreement for a loan guaranteed by the French State (PGE Grande Entreprise) (the “PGE French Facility”) with BNP Paribas as coordinator, agent and security agent and BNP Paribas, Société Générale and Bpifrance Financement as original lenders. The PGE French Facility established a fully committed term loan (the “Loan”) that allowed the French Borrower to borrow an aggregate amount of up to €180 million in one draw on May 20, 2020, which the French Borrower drew on such date. The proceeds of the PGE French Facility will be used for financing the working capital and liquidity needs of the French Borrower and its subsidiaries in France. The Loan will mature no earlier than May 20, 2021, and the French Borrower will have an option to extend for up to five years.

In accordance with French law no. 2020-289 dated March 23, 2020, relating ministerial order (arrêté) dated March 23, 2020, as may be amended from time to time, and pursuant to ministerial order (arrêté) dated May 15, 2020 published on May 16, 2020, 80% of the principal outstanding amount of the Loan benefits from a guarantee of the French State.

Interest payable on the drawn Loan will be calculated based on the EURIBOR plus a margin and the cost of the guarantee calculated in accordance with the Facility Agreement equal to at least 1.30% per annum for the margin and 0.50% for the guarantee during the first year of the Loan.

The PGE French Facility contains financial covenants that provide that, on semi-annual testing dates: (i) the Leverage shall not exceed a specified ratio, beginning at 6.5x for June 30, 2021 and (ii) the Interest Cover Ratio (calculated on a twelve-month basis) is at least equal to a specified ratio, beginning at 1.75x for June 30, 2021. “Leverage” means the ratio of total net debt on the relevant testing date to the consolidated EBITDA of Constellium SE (of which the French Borrower is a consolidated subsidiary). “Interest Cover Ratio” means the ratio of the consolidated EBITDA of Constellium SE to the aggregate of (x) the consolidated net financial interest of Constellium SE for that period and (y) the aggregate amount of any other financial expenses invoiced or paid by Constellium SE during that period.

The PGE French Facility also contains customary terms and conditions, including, among other things, negative covenants limiting the ability of the French Borrower, Constellium France Holdco S.A.S., Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. (and, as the case may be, any other French subsidiary of the French Borrower designated by the French Borrower as a material subsidiary), inter alia, to incur debt, grant liens, sell assets, make acquisitions, merge, demerge, amalgamate or enter into corporate reconstruction, enter into joint-ventures, make loans and advances (including, in specific events, to other members of the Constellium SE group of companies) and enter into certain derivative transactions.

Borrowings under the Loan may be repaid from time to time without premium or penalty, subject to customary “breakage” costs and certain mandatory prepayment events as mentioned in the PGE French Facility.

The French Borrower’s obligations under the PGE French Facility are secured by pledges of (i) the shares of Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S. owned by Constellium France Holdco S.A.S., and (ii) certain French bank accounts of the French Borrower, Constellium Issoire S.A.S. and Constellium Neuf Brisach S.A.S.

Swiss Facility

On April 14, 2020, Constellium Valais SA (the “Swiss Borrower”) entered into a term facility agreement (the “Covid-19 Loan”) for a loan with credit support from the Swiss Federal Government in accordance with article 3 of the Swiss ordinance on the granting of credits and joint and several federal sureties due to the coronavirus of March 25, 2020 (the “Ordinance”) with Credit Suisse (Switzerland) SA as lender (the “Lender”). On May 22, 2020, the Swiss Borrower entered into a term facility agreement (the “Covid-19 Plus Loan”, the Covid-19 Plus Loan together with the Covid-19 Loan the “Swiss Facility”) for a loan with credit support from the Swiss Federal Government in accordance with article 4 of the Ordinance with the Lender. The Swiss Facility established term loans (the “Loans”) that allow the Swiss Borrower to borrow an amount of CHF 500,000 under the Covid-19 Loan and an amount up to CHF 19.5 million under the Covid-19 Plus Loan. The proceeds of the Swiss Facility will be used to secure the liquidity needs of the Swiss Borrower. The Loans will mature on May 21, 2025 (subject to earlier termination rights).

In accordance with the Ordinance, (i) 100% of the principal outstanding amount of the Covid-19 Loan of CHF 500,000 benefits from a guarantee of the Swiss Federal Government (special authorized surety organizations provide sureties in favor of the Lender. The Swiss Confederation will hold such surety organizations harmless) and (ii) 85% of the principal outstanding amount of the Covid-19 Plus Loan of CHF 19.5 million plus interest for one year.

No interest is currently payable on the Covid-19 Loan. Interest payable on the Covid-19 Plus Loan will be equal to 1.1750% per year. The interest rate may be adjusted to the prevailing money and capital market rates. The amount of the Swiss Facility amortizes over the life of the facility reducing by CHF 2.437M starting on June 2021 and by the same amount every six months thereafter.

The Swiss Facility Agreement is uncommitted and contains no financial covenants.

The Swiss Facility Agreement contains customary terms and conditions, including, among other things, negative covenants set forth in the Ordinance limiting the ability of the Swiss Borrower, inter alia, to use the proceeds for new long-term investments and distributions and capital repayments to shareholders, repayment of intragroup loans and transfer of liquidity to non-Swiss group companies.

The Swiss Borrower’s obligations under the Covid-19 Plus Loan are guaranteed by a parent company guarantee granted by Constellium International S.A.S. to the Lender up to an amount of approximately CHF 3.2M.

European Factoring Agreements

On April 30, 2020, the Company extended certain of its European Factoring Agreements disclosed in the ‘Material Agreements’ section of its FY 2019 Annual Report on Form 20-F. The German/Swiss, and Czech Factoring Agreements were each extended to December 31, 2023. All other terms remain the same as previously disclosed.

On May 26, 2020, the French Factoring Agreement was amended to (a) extend the maturity to December 31, 2023, (b) add a 20M euro recourse tranche to the facility to increase liquidity of the facility on the same asset base and subject to the same terms, and (c) change the interest rate margin to be EURIBOR plus 0.8%-1.4% depending on Constellium SE’s credit rating.

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

May 26, 2020	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer